Exhibit 99.3
Vasogen Inc.
Management’s Discussion and Analysis

November 30, 2007

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the accompanying notes.  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, which, except as described in note 16, conform in all material respects with GAAP in the United States.  All amounts are expressed in Canadian dollars unless otherwise noted. Annual financial references are to our fiscal years, which end on November 30.  In this report, "the Company", “we”, “us”, and “our” refer to Vasogen Inc. and its consolidated subsidiaries.  This document is current in all material respects as of January 18, 2008.

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade™1 System (“Celacade”) and VP025, statements concerning our partnering activities and discussions with health regulatory authorities, plans for health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management.   In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size, and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization, the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials.  You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further ongoing analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials and the size and design of any such trials, delays or setbacks in the regulatory approval process, difficulties in the maintenance of existing regulatory approvals, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing, and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on partners, subcontractors, and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the “Risk Factors” section of our Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings.  The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Highlights

•
The Lancet, a world-leading medical journal, published an article entitled ‘Results of a non-specific immunomodulation therapy in chronic heart failure (ACCLAIM trial): a placebo-controlled randomised trial’ in its January 19th issue (Lancet2008; 371: 228-36).  The article describes the results from our 2,400-patient ACCLAIM trial of Celacade in patients with chronic heart failure.  The interpretation of the findings in The Lancet is that:  “Non-specific immunomodulation [Celacade] may have a role as a potential treatment for a large segment of the heart failure population, which includes patients without a history of myocardial infarction (irrespective of their functional NYHA class) and patients within NYHA class II.”

1 Celacade is a trade-mark owned by Vasogen Ireland Limited, a wholly-owned subsidiary of Vasogen Inc., and is used with permission.

•
We entered into a collaboration with Grupo Ferrer Internacional, S.A. (“Ferrer”), a leading European pharmaceutical and medical devices company, to commercialize Celacade for the treatment of chronic heart failure in specified countries of the European Union (“EU”) and in certain Latin American countries.  In December 2007, Ferrer received initial orders for Celacade in Germany.

•
The US Food and Drug Administration (“FDA”) strongly recommended that we conduct a confirmatory study (“ACCLAIM-II”) in NYHA Class II heart failure patients to support a Pre-market Approval (PMA) filing for Celacade in the United States.  The FDA also recommended that we utilize a Bayesian statistical approach for designing the confirmatory trial, as it would allow for the borrowing of statistical power from the ACCLAIM study.  This approach has the potential to substantially reduce the number of patients required for a confirmatory study, as well as the cost and duration.

•
James B. Young, MD, Chairman, Division of Medicine at the Cleveland Clinic Foundation and Medical Director, Kaufman Center for Heart Failure, was appointed the Global Principal Investigator and Chairman of the Steering Committee for ACCLAIM-II.

•
Chris Waddick, MBA, CMA, was appointed President, CEO, and a Member of the Board of Directors of our Company.   Mr. Waddick has held a series of progressive senior management positions at Vasogen over the past twelve years, most recently as Chief Operating Officer and Chief Financial Officer.

OVERVIEW

We are a biotechnology company engaged in the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. Our lead product, Celacade, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation.  Celacade has received European regulatory approval under the CE Mark for chronic heart failure and is being marketed in the EU by Ferrer.  Celacade is also in late-stage clinical development for the treatment of chronic heart failure in the United States. Vasogen is also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders. VP025 is the lead candidate from this new class of drugs.

The following table sets out the stage of development for each of our programs:

Product	Indications	Development Status

Celacade	Chronic heart failure	-Phase III results presented
-Confirmatory study planned for the
purpose of US regulatory approval
-EU commercialization activities ongoing

VP025	Neuro-inflammatory conditions	-Phase I completed

VP015	Inflammatory conditions	-Preclinical

OUR GOAL

Our goal is to develop and commercialize new technologies targeting the chronic inflammation underlying cardiovascular and neurological diseases.  We plan to achieve our goal by pursuing the following strategies: developing products that address unmet medical needs, forming strategic alliances with companies to support the commercialization of our products, and continuing to build a portfolio of new technologies targeting inflammatory disorders.

RESULTS OF OPERATIONS

We are a development-stage enterprise that currently dedicates our cash resources mainly to research and development (“R&D”) activities and to the initial commercial launch of Celacade in Europe.  Our products have not yet been approved by regulatory authorities in all relevant jurisdictions. In December 2007, Ferrer received initial orders for Celacade in Germany; as such we did not generate any revenue from operations in fiscal 2007.

Research and Development

The changes in R&D expense, and their key components, for the years ended November 30, 2007, 2006, and 2005, are reflected in the following table:

R&D expense (in millions of dollars, except percentages)	2007	2006	Increase (Decrease)	2006	2005	Increase (Decrease)

Program costs:
Direct	$0.6	$13.1	$(12.5)	$13.1	$47.5	$(34.4)
Indirect	$6.8	$13.6	$(6.8)	$13.6	$17.8	$(4.2)

Preclinical costs	$3.1	$3.4	$(0.3)	$3.4	$3.8	$(0.4)

Intellectual property costs	$1.4	$2.2	$(0.8)	$2.2	$1.8	$0.4

Other costs	$0.1	$0.4	$(0.3)	$0.4	$0.6	$(0.2)

Total R&D	$12.0	$32.7	$(20.7)	$32.7	$71.5	$(38.8)

R&D expense as a percentage of the sum of R&D and General and Administration expense	46%	63%	(17%)	63%	77%	(14%)

Program Costs

The expenses related to our Celacade programs are expensed for accounting purposes and have been the key driver of our losses over the last three fiscal years.   The majority of the decrease in our R&D expenses for 2007, when compared with the same period in 2006, and for 2006, when compared with the same period in 2005, resulted from a significant reduction in the clinical trial activities relating to the completion of our phase III trials.

Direct costs to support these trials include expenses for clinical site fees, study monitoring, site close out, data management and analysis, and technology support.  For 2007, direct costs decreased significantly, as our phase III trials were completed; however, for the comparable period in 2006, these costs were still being incurred, as our phase III trials were completed in the second half of 2006.  During 2005, the number of clinical sites participating in these programs and the number of patients enrolled in these programs were a significant driver of the direct costs; however, for the comparable periods in 2006, these costs were reduced substantially, as our phase III trials were completed.

Expenses in 2007 related to further analysis of the ACCLAIM trial results and other activities in preparation for our May 2007 meeting with the FDA.

Indirect costs to support these programs consist of salaries and benefits for employees who support the Celacade program, employee termination costs, professional fees, and other support costs.    Indirect costs have decreased in 2007 when compared with 2006, and in 2006 when compared with 2005, as a result of a reduced level of service and technology development activity required to support our clinical programs.  These decreases were offset somewhat by restructuring costs associated with employee terminations, which were $0.7 million for 2007, compared with $0.1 million in 2006. No restructuring costs were incurred in 2005.

During 2007, program costs were incurred for the preparation of initial commercial development of Celacade in Europe and for planning in anticipation of a confirmatory study that is expected to support an application for regulatory approval in the United States of Celacade technology for the treatment of patients with NYHA Class II heart failure.

A more detailed summary of our clinical programs is provided below.

CELACADE Program

Inflammation is implicated in the development and progression of heart failure.  Our Celacade System targets the inflammation underlying chronic heart failure.

The double-blind, placebo-controlled ACCLAIM trial completed in 2006, studied 2,408 subjects with chronic heart failure at 175 clinical centers in seven countries.  ACCLAIM was designed to assess the ability of Celacade to reduce the risk of death or first cardiovascular hospitalization.  Patients included in the study had NYHA Class II, III, or IV heart failure with a left-ventricular ejection fraction (LVEF) of 30% or less and had been hospitalized or received intravenous drug therapy for heart failure within the previous 12 months, or had NYHA Class III/IV heart failure with a LVEF of less than 25%.

Patients in the ACCLAIM trial were receiving optimal standard-of-care therapy for heart failure, which at baseline included a number of pharmaceuticals such as diuretics (94%), ACE-inhibitors (94%) and beta-blockers (87%), as well as device therapies including automatic implantable cardioverter defibrillators (26%), and use of cardiac resynchronization therapy (10.5%).  The placebo (n=1,204 patients) and Celacade (n=1,204 patients) groups were balanced for all important baseline characteristics, including demographics, LVEF, NYHA classification, concomitant medical conditions, medications, and device therapies.

The results of the ACCLAIM trial have been published in the January 19, 2008 issue of The Lancet (Lancet 2008; 371: 228-36), a world-leading medical journal.  The interpretation of the findings in The Lancetis that:  “Non-specific immunomodulation [Celacade] may have a role as a potential treatment for a large segment of the heart failure population, which includes patients without a history of myocardial infarction (irrespective of their functional NYHA class) and patients within NYHA class II.”  The key findings from the ACCLAIM trial were also presented at the World Congress of Cardiology 2006 in Barcelona, Spain, and at the 10th Annual Scientific Meeting of the Heart Failure Society of America in Seattle, Washington.

The difference in time to death or first cardiovascular hospitalization, the primary endpoint of ACCLAIM, for the intent-to-treat study population was not statistically significant (p=0.22); however, the risk reduction directionally favored the Celacade group (hazard ratio=0.92).

In the ACCLAIM trial, Celacade was shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39% in a pre-defined subgroup of patients with NYHA Class II heart failure at baseline (n=689 patients, 216 events, p=0.0003) and in a pre-defined subgroup of patients with no prior history of heart attack at baseline, Celacade was also shown to significantly reduce the risk of death or first cardiovascular hospitalization by 26% (n=919 patients, 243 events, p=0.02).  Furthermore, consistent with the impact of Celacade on the risk of mortality and morbidity in large subgroups within the ACCLAIM trial was the finding of a significant improvement in quality of life (as measured by the Minnesota Living with Heart Failure Questionnaire) for the patients assessed for quality of life in the intent-to-treat study population (p=0.04).  Celacade was also shown to be well tolerated in the ACCLAIM patient population, and there were no significant between-group differences for any serious adverse events.

During 2007, we completed a collaboration agreement (the “Agreement”) with Ferrer to commercialize Celacade for the treatment of chronic heart failure in certain countries of the EU and Latin America.  Under the agreement, Ferrer will have the exclusive rights to market Celacade for the treatment of chronic heart failure and other cardiovascular conditions in certain countries of the EU and Latin America.  We have already received EU regulatory approval as a medical device under the CE Mark, which enables marketing of Celacade for the treatment of chronic heart failure in the 27 member countries of the EU.  Ferrer has also acquired the right of first negotiation with respect to the remaining countries of the EU.  In December 2007, Ferrer received initial orders for Celacade in Germany.

Under the Agreement, the commercial launch strategy for Celacade in Europe will involve an initial commercialization phase (ICP), during which Ferrer will target key physicians to build support for expanded use of Celacade within the broader medical community.  Based on Ferrer’s current plan, the ICP is expected to conclude no later than September 1, 2008.  Under the terms of the Agreement, we are responsible for the cost of delivering the Celacade technology to Ferrer, as required, based on orders received, which includes the Celacade single-use disposable cartridges required for the delivery of each Celacade monthly treatment. During the ICP, Ferrer will pay us a fixed amount for the disposable cartridges and, following the successful completion of the ICP, and upon the first commercial sale as defined in the Agreement, we will receive 45% of revenues generated by Ferrer through the sale of the cartridges.  After a period five years from the date of the first commercial sale on a country-specific basis, our share of the revenues will be 42%.  Following the ICP, we will also receive milestone payments, based on the first commercial sale of Celacade on a country-specific basis, and we will receive milestone payments on reaching pre-specified thresholds based on overall sales.  Also under the terms of the Agreement, Ferrer will be financially responsible for costs associated with the launch and marketing of Celacade.   Our agreement with Ferrer is available on SEDAR and EDGAR.

At a meeting with the FDA to discuss the ACCLAIM results in May 2007, the agency strongly recommended that we conduct a confirmatory study to support a U.S. PMA filing for Celacade for NYHA Class II heart failure patients and also recommended that we use a Bayesian statistical approach.  This approach involves a trial design methodology that allows utilization of prior trial results to contribute to the statistical power of a confirmatory study and therefore provides the opportunity to significantly reduce the number of required patients, as well as the cost and duration of the study.  As a result of the FDA’s recommendations, we retained Berry Consultants and Dr. Donald A. Berry, Head, Division of Quantitative Sciences and Chairman, Department of Biostatistics, The University of Texas MD Anderson Cancer Center, and an authority in the area of Bayesian and adaptive trial design, to assist with the development of the study.

In September 2007, we announced our plans for a confirmatory study (ACCLAIM-II) that would support an application for regulatory approval in the United States of Celacade for the treatment of patients with NYHA Class II heart failure.  The proposed trial design indicates that as few as 300 patients could provide sufficient data to confirm the finding of the ACCLAIM trial.   Furthermore, the use of an adaptive clinical trial design also provides the flexibility to increase the sample size up to 600 patients, should additional data be required. As in the ACCLAIM study, it is expected that the primary endpoint of the planned study will be death or first cardiovascular hospitalization.  The double-blind, placebo-controlled study is also expected to have similar inclusion/exclusion criteria as ACCLAIM, with all patients on standard-of-care medication for heart failure.  If successful, this trial is expected to support an application for regulatory approval in the United States of our Celacade System for the treatment of patients with NYHA Class II heart failure.

We have been working with the FDA to finalize the ACCLAIM-II protocol and the statistical analysis plan.  In preparation for ACCLAIM-II, the FDA has been reviewing Celacade in the context of their recently issued draft document entitled ‘Guidance for Industry Regulation of Human Cells, Tissues, and Cellular and Tissue-Based Products (HCT/Ps) - Small Entity Compliance Guide’ to assess whether this draft guidance is relevant to the Celacade System.  To date, Celacade has been regulated as a medical device with the Center for Devices and Radiological Health (CDRH) acting as lead reviewer, with input from Center for Biologics Evaluation and Research (CBER).  The FDA has recently informed us that they expect Celacade to remain regulated as a medical device; however, CBER may take the role of lead reviewer, with CDRH providing input.  We expect FDA clarification shortly and are preparing for a formal agreement meeting with the agency.

We have established the Steering Committee to provide input to the ACCLAIM-II final study design. James B. Young, MD, Chairman, Division of Medicine at the Cleveland Clinic Foundation and Medical Director, Kaufman Center for Heart Failure, has agreed to be the Global Principal Investigator and Chairman of the Steering Committee for the ACCLAIM-II study.  Dr. Young was the Global Principal Investigator for ACCLAIM and has played a leading role in numerous other multi-center clinical trials focusing on heart failure and transplantation.

VP025 & VP Series of Drugs Program

VP025, our lead product from a new class of drugs called the VP Series of Drugs, is being developed to target the chronic inflammation that is associated with a number of neurological diseases.  Many neurological conditions, including Alzheimer’s disease, Parkinson’s disease, and amyotrophic lateral sclerosis (ALS, also known as Lou Gehrig’s disease), are associated with an inflammatory response in the nervous system.  These conditions are characterized by increased levels of inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity.  Due to the prevalence, morbidity, and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden.

Our plan is to continue to advance the development of VP025 and VP Series of drugs in the areas of neuro-inflammation and other inflammatory conditions. We also plan to seek collaborations for one or more of these applications to assist with the clinical and commercial development of these products allowing us to focus our current resources on the commercialization of Celacade in Europe and the execution of our planned ACCLAIM-II study, which we currently believe provide the best opportunities to enhance shareholder value.

We have successfully completed a phase I clinical trial of VP025.  This double-blind, placebo-controlled, dose-escalation trial examined the safety and tolerability of three doses of VP025 in 24 healthy volunteers.  Multiple administrations of either low, mid, or high doses of VP025 were shown to be safe and well tolerated when compared to placebo, and no drug-related serious adverse events were reported.

We have also completed a considerable amount of preclinical work that has demonstrated the ability of VP025 to reduce inflammation in models of a number of neurodegenerative diseases, including Parkinson’s disease, Alzheimer’s disease, ALS, and diabetic retinopathy.

Preclinical Costs

Our preclinical research programs are focused on developing a new class of drugs, of which VP025 is the lead candidate, and on supporting our Celacade program.

The R&D expenses associated with preclinical research activities during 2007, 2006, and 2005 were primarily the result of the above VP025 & VP Series of Drugs Program studies.  Preclinical expenditures consist of salaries and benefits for employees who support the preclinical activities and costs to the medical institutions to whom our research is outsourced. Preclinical costs for 2007have decreased when compared to 2006, and in 2006 when compared to 2005, given a reduction in our preclinical activities.

Intellectual Property

Our research and development initiatives have resulted in the filing of numerous patent applications.  We own patents and pending patent applications relating to our products and technologies in the United States and other jurisdictions around the world.  Our intellectual property expenditures primarily consist of fees paid to patent offices worldwide and to external patent counsel.  These costs are included in R&D expense and are expensed as incurred.  These costs are a result of advancing our patent protection into additional countries through international patent grants, and additional patent and trademark activities associated with protecting our existing technologies, as well as new discoveries and developments resulting from our research and development programs.

The costs for 2007 are lower than the costs for the same period in 2006 due to a lower level of activity and the maturing of certain portions of the portfolio.  The costs for 2006 are higher than the costs for the same periods in 2005.  In addition to a higher level of activity surrounding our existing patent portfolio, we carried out additional patent activities to protect intellectual property arising from the ACCLAIM clinical trial.

Nature and Treatment of Expenses

We expense R&D costs.  The majority of our research is outsourced to medical institutions, under contractual agreements, for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined activities.

The costs of our prepaid clinical supplies are deferred, on the basis that these supplies have future alternative uses related to the various clinical applications of our Celacade technology, and are expensed as they are shipped to outsourced research centers or clinical sites.

The cost of our acquired technology, representing part of our platform medical device technology, was amortized on a straight-line basis over 20 years in recognition of the term of the acquired patent.

Our ability to recover the carrying value of our clinical supplies is impacted by several factors, including, but not limited to, the progress of clinical trials, our ongoing ability to fund clinical trials, feedback and decisions from health regulators regarding clinical trial results and reimbursement, ongoing technological improvements, technological obsolescence, the timing of product launch, the development of our patent portfolio, the ability to defend any claims made by third parties against our intellectual property, and our financial ability to challenge those third parties who may infringe our intellectual property.  Based on analysis to date, we believe that the results of the phase III ACCLAIM trial warrant efforts to advance the development of Celacade and that the value of our clinical supplies is recoverable.

General and Administration

The changes in general and administration expense, and their key components, for the years ended November 30, 2007, 2006, and 2005, are reflected in the following table:

General and Administration expense (in millions of dollars)	2007	2006	Increase (Decrease)	2006	2005	Increase (Decrease)

Infrastructure and other support costs	$11.9	$16.6	$(4.7)	$16.6	$19.3	$(2.7)

Insurance	$1.1	$1.7	$(0.6)	$1.7	$1.5	$0.2

Professional fees	$1.3	$1.0	$0.3	$1.0	$1.3	$(0.3)

Total General and Administration expense	$14.3	$19.3	$(5.0)	$19.3	$22.1	$(2.8)

Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research and development, facility-related and information technology expenses for all employees, and restructuring costs.  These costs have decreased in 2007 when compared to 2006, and in 2006 when compared with 2005, as a result of a reduced level of activity required to support the current operations. The cost reduction is primarily driven by the decrease in full-time employees to 104 as at November 30, 2007. There were 125 full-time employees as at November 30, 2006, compared with 172 as at November 30, 2005.  The reduction in expenses was offset by restructuring costs, which consisted primarily of termination costs of $2.6 million for 2007, compared with $0.5 million in 2006; no restructuring costs were incurred in 2005.  Insurance costs decreased in 2007 when compared to 2006, and increased moderately in 2006 when compared to 2005, as a result of market conditions that impacted our insurance premiums.  Professional fees include expenses for legal, tax, accounting, and other specialized services and are comparable to the prior periods.

During 2007, G&A expenditures have not decreased in direct proportion to R&D expenditures.  This is as a result of restructuring costs that have been incurred, and which are being included in G&A expenditures.  In addition, expenditures associated with the European commercial launch and preparations for ACCLAIM-II, which are included in R&D expenditures, have not been as significant as costs incurred for the ACCLAIM trial.  G&A expenditures also include other fixed costs which are not necessarily reduced based on the level of corporate activity, such as cost associated with being a public company.

Foreign Exchange

The foreign exchange gain or loss for the years ended November 30, 2007, 2006, and 2005, is reflected in the following table:

Foreign Exchange (in millions of dollars)	2007	2006	Increase	2006	2005	Increase

Foreign exchange (gain) loss	$2.0	$0.1	$1.9	$0.1	$(0.7)	$0.8

We are holding U.S. dollars directly and indirectly through forward currency contracts to make payments for R&D and operating expenditures denominated in U.S. dollars. At November 30, 2007, we held U.S. dollar denominated securities in the amount of US$0.1 million, and had a contractual obligation to purchase back US$12.9 million (see “Liquidity and Capital Resources” section).  As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay these U.S. dollar denominated expenses.

Our statement of operations includes a foreign exchange loss for 2007 that arose as a result of the strengthening of the Canadian dollar, our functional currency, relative to the U.S. dollar, during this period.  The year-end conversion rates from the U.S. dollar to the Canadian dollar for November 30, 2007, 2006 and 2005 were 1.000, 1.1422, and 1.1669, respectively.  In 2006, losses resulting from cash being held in U.S. dollars have been partially offset by gains on liabilities that are denominated in U.S. dollars.

Investment Income

Investment income for the years ended November 30, 2007, 2006, and 2005, is reflected in the following table:

Investment Income (in millions of dollars)	2007	2006	Decrease	2006	2005	Decrease

Investment income	$1.3	$2.0	$(0.7)	$2.0	$2.3	$(0.3)

Investment income for 2007 was lower when compared with 2006, and in 2006 when compared with 2005, due to a decline in the average amount of cash and cash equivalents, available for sale securities, and restricted cash on hand.

Other expenses

Other expense for the years ended November 30, 2007, 2006, and 2005, is reflected in the following table:

Other expense (in millions of dollars)	2007	2006	Decrease	2006	2005	Increase

Interest expense on senior convertible notes payable	$0.0	$0.9	$(0.9)	$0.9	$0.3	$0.6

Accretion of the carrying value of senior convertible notes payable	$0.7	$7.8	$(7.1)	$7.8	$1.7	$6.1

Amortization of deferred financing costs	$0.2	$2.5	$(2.3)	$2.5	$0.4	$2.1

Loss on debt extinguishment	$1.8	$5.0	$(3.2)	$5.0	$0.0	$5.0

Change in fair value of embedded derivatives	$(0.8)	$0.0	$(0.8)	$0.0	$0.0	$0.0

Total	$1.9	$16.2	$(14.3)	$16.2	$2.4	$13.8

Except for interest expense, other expenses associated with the senior convertible notes were non-cash expenses.  These expenses are lower for 2007, when compared to the same period in 2006, as a result of the outstanding balance of the senior convertible notes being fully repaid as at May 31, 2007. As a result of adopting Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, the Company allocated gross proceeds received from the issuance of the senior convertible notes between the debt, the conversion option, warrants, and the identified embedded derivatives.  These embedded derivatives are measured at fair market value at each reporting date and changes in fair market value are recognized in the statements of operations and deficit.

Loss

The loss for the years ended November 30, 2007, 2006, and 2005, is reflected in the following table:

Loss (in millions of dollars, except per-share amounts)	2007	2006	Decrease	2006	2005	Decrease

Loss	$28.8	$66.4	$(37.6)	$66.4	$93.0	$(26.6)

Basic and fully dilutedloss per share	$1.46	$7.05	$(5.59)	$7.05	$11.65	$(4.60)

The loss for 2007 has decreased when compared with 2006 and in 2006 when compared with 2005.  A key driver of this reduction is the lower costs associated with our phase III clinical programs and the corporate costs associated with supporting these programs. Another reason for the reduced loss is the reduction in expenses associated with the senior convertible notes.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The following table presents unaudited selected financial data for each of the last eight quarters ended November 30, 2007:

	Loss for the period	Basic and diluted	Foreign exchange
	(000’s)	loss per share	gain/(loss) (000’s)

November 30, 2007	($6,058)	($0.27)	($777)
August 31, 2007	($5,347)	($0.24)	($242)
May 31, 2007	($9,694)	($0.54)	($1,092)
February 28, 2007	($7,678)	($0.47)	$134

November 30, 2006	($10,024)	($0.89)	$56
August 31, 2006	($14,566)	($1.55)	$12
May 31, 2006	($22,438)	($2.59)	($169)
February 28, 2006	($19,332)	($2.34)	($3)

Our quarterly losses have decreased significantly as a result of the gradual ramping down of clinical activity of our phase III clinical programs.  This reduction has also been driven by a reduction of expenses associated with the senior convertible notes.  Both of these factors are discussed in greater detail elsewhere in this document.  The operations of our Company are not subject to any material seasonality or cyclicality factors. The quarterly losses for 2006 above do not include any adjustment to reflect the adoption of the recommendations of CICA Handbook Section 3855, “Financial Instruments - Recognition and Measurement” ("Section 3855”).  We adopted this amendment on a retroactive basis, without restatement, and it is discussed in greater detail elsewhere in the document.

Fourth Quarter

The loss in the fourth quarter of 2007 increased when compared to that in the third quarter of 2007 as a result of a foreign exchange loss that arose as a result of the strengthening of the Canadian dollar, our functional currency, relative to the U.S. dollar, during this quarter. R&D and general and administration expense for the fourth quarter was $5.6 million, compared with $5.5 million in the third quarter.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily from public and private sales of equity, the issuance of senior convertible notes, the exercise of warrants and stock options, and interest on funds held for future investments.

On May 24, 2007, we completed a public offering for net proceeds of $15.4 million (US$14.2 million), resulting in the issuance of 4.9 million common shares and 3.7 million five-year warrants to purchase common shares at US$3.16 per share.  This financing triggered the anti-dilution adjustments contained in the warrants that were issued in connection with the senior convertible notes issued on October 7, 2005, which are discussed below.

On November 14, 2006, we completed a public offering for gross proceeds of $23.1 million (US$20.3 million), resulting in the issuance of 4.3 million common shares, 1.7 million five-year warrants to purchase common share at US$6.30 per share and 0.4 million six-month warrants to purchase common shares at US$5.30 per share.  This financing triggered the anti-dilution adjustments contained in the senior convertible notes and warrants that were issued on October 7, 2005, which are discussed in greater detail below.

On October 7, 2005, our wholly-owned subsidiary, Vasogen Ireland Limited, raised gross proceeds of US$40 million through the issuance of senior convertible notes (“the notes”). Costs of this transaction, including agency and legal fees and other expenses, were US$3.6 million.   The notes had a maturity date of two years from issuance and bore interest at a rate of 6.45%.  As of April 1, 2007, the principal amount under the senior convertible notes was fully repaid.    As a result of the financing that was completed on May 24, 2007, the debt agreement’s anti-dilution provisions provided that the exercise price of the 471,999 warrants outstanding to the note holders at an exercise price of US$19.90 was reduced to US$13.59 and the exercise price of the 39,000 warrants at an exercise price of US$20.60 was reduced to US$14.05.  In addition, the 0.5 million warrants outstanding can now be exercised for 1.1 million common shares, which is an increase from 0.8 million common shares.  As a result of the financing that was completed on November 14, 2006, the debt agreement’s anti-dilution provisions provided that the exercise price of the 471,999 warrants outstanding to the note holders at an exercise price of US$30.00 was reduced to US$19.90 and the exercise price of the 39,000 warrants at an exercise price of US$30.11 was reduced to US$20.60.  In addition, the 0.5 million warrants outstanding could be exercised for 0.8 million common shares, which is an increase from 0.5 million common shares.

On February 2, 2005, we completed a public offering for gross proceeds of $52.5 million (US$42.3 million), resulting in the issuance of 0.9 million common shares.

During 2007 and 2006, we did not receive funds from the exercise of options and warrants.  In 2005, the proceeds from the exercise of options and warrants were $0.6 million. The total number of common shares outstanding at November 30, 2007, increased to 22.4 million from 15.7 million at November 30, 2006.  The comparative information for the Shareholders’ Equity section in our financial statements has been adjusted to give effect to the 10:1 share consolidation that was approved by the Company’s shareholders on April 3, 2007, and implemented on April 17, 2007, as directed by the Board of Directors.  The number of employee stock options outstanding at November 30, 2007 is 0.9 million. The conversion rate of the options is on a one-to-one basis for common shares.  The number of warrants outstanding at November 30, 2007 is 6.5 million. The conversion rate of the warrants is on a one-to-one basis for common shares, excluding 0.5 million warrants that have been issued to the note holders, which are now convertible into common shares at a rate of approximately 2.2 common shares for one warrant.

As at January 18, 2008, we have 22.4 million common shares outstanding; 0.9 million options to purchase common shares outstanding; and 6.5 million warrantsto purchase 7.1 million common shares.

At November 30, 2007, our cash and cash equivalents, and restricted cash totaled $23.5 million, compared with $36.8 million at November 30, 2006.  The decrease is a result of the cash used in operations during 2007 offset by the financing that closed on May 24, 2007.   We were required to maintain a letter of credit in connection with the senior convertible notes payable.  The letter of credit expired on July 3, 2007 and was cancelled during the third quarter.   With the repayment of our convertible notes during the second quarter, we no longer have any restricted cash.  We invest our cash resources in liquid government and corporate debt instruments having a single “A” credit rating or greater.  We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments. We currently hold our cash resources in investments issued and guaranteed by major Canadian financial institutions.

We are exposed to changes in foreign exchange rates between the Canadian and U.S. dollars, which could affect the value of our cash and cash equivalents.  At November 30, 2007, we held U.S. dollar denominated securities in the amount of US$0.1 million, and had a contractual obligation to purchase US$12.9 million (see discussion below).

In November 2007, we purchased Canadian dollars totaling $12.5 million for US$12.9 million, and concurrently entered into a forward contract to purchase the U.S. dollars back in December 2007.  The Canadian dollars were acquired to enable us to invest our cash resources in Canadian investments; however, the forward contract enabled us to preserve our U.S. funds, even when converted to Canadian dollars.  Our U.S. funds will be used to cover future expenditures denominated in U.S. dollars. This forward contract matured in December 2007.

In November 2006, we entered into a contract to purchase Canadian dollars totaling $9.2 million (US$8.0 million), and concurrently entered into a forward contract to purchase the U.S. dollars back in December 2006.  The Canadian dollars were acquired to enable us to invest our cash resources in Canadian investments; however, the forward contract enabled us to preserve our U.S. funds, even when converted to Canadian dollars.  Our U.S. funds will be used to cover expenditures denominated in U.S. dollars. This forward contract matured in December 2006.

Our net cash used in operating activities for 2007, was $25.8 million, compared with $64.4 million and $74.6 million for 2006 and 2005, respectively.  Our net cash used in operating activities for the three months ended November 30, 2007, was $4.5 million.  Our net cash used in operations included restructuring costs for 2007 of $2.7 million and $0.3 million for the three months ended November 30, 2007.  Other than our losses, changes in our accounts payables and accrued liabilities within working capital had the most significant impact on our cash used in operations.  Our working capital is affected by the increase or decrease in our accounts payable and accrued liabilities as a result of certain expenses incurred in our phase III clinical trials that were not paid until certain trial milestones were reached, such as the receipt of final study reports from clinical sites at the end of the trials. In 2006, a significant number of these milestones were achieved, which resulted in the payment of cash related to the expenditures incurred in 2005 and 2004.

We intend to continue to use our capital resources to fund our research and development activities, including ACCLAIM-II and the commercialization of Celacade in Europe.  The amount of capital resources to be allocated to these activities will depend upon the scale of programs undertaken.

Based on our current plans, we will need to raise additional funds for ongoing operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market, particularly for ACCLAIM-II, or to potentially establish marketing, sales, and distribution capabilities. We may endeavor to secure additional financing through strategic alliance arrangements, the exercise of options and warrants, the issuance of new share capital, and our European commercialization activities, as well as through other financing opportunities. There can be no assurance that additional financing will be available and, if available, will be on terms acceptable to us.  The availability of financing will be affected by the results of our preclinical and clinical research, including the ACCLAIM trial which failed to reach its primary endpoint, our ability to advance the development of Celacade and obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology companies), strategic alliance agreements, and other relevant commercial considerations.

Selected Annual Information

The following selected annual information is derived from our audited consolidated financial statements for each of the three most recently completed financial years:

(in millions of dollars except per share data)	2007	2006	2005

Net Loss	$28.8	$66.4	$93.0

Basic and diluted loss per share	$1.46	$7.05	$11.65

Total Assets	$28.0	$41.8	$94.8

Total Long Term Liabilities	$0.0	$0.0	$18.8

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the annual consolidated financial statements.  Critical accounting estimates include the amount of development expenditures expensed as opposed to capitalized; the fair value of options and common share purchase warrants; the testing for recoverability of long-lived assets; the allocation of proceeds on the issuance of senior convertible notes between liabilities and equity; and the income tax valuation allowance.

We expense research costs as they are incurred.  Development costs are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization.  We have not capitalized any such development costs to date.  We have capitalized amounts related to our clinical supplies inventory.  This inventory will be used to generate revenue in the EU and to support future research and development projects.

We periodically review the useful lives and the carrying values of our long-lived assets.  We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired.  An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.  No such impairment testing was required during fiscal 2007.

The senior convertible notes originally contained both a liability and an equity component, the latter represented by the conversion option.  In accordance with Canadian GAAP, the components of the convertible notes must be bifurcated and accounted for separately as debt and equity instruments.  The warrants are separable from the notes and are accounted for as an equity instrument.  The proceeds received were allocated to the debt and equity components of the convertible notes and to the initial warrants on a relative fair value basis.  As a result of adopting Handbook Section 3855, “Financial Instruments - Recognition and Measurement,” the gross proceeds of $47.0 million were reallocated as follows: $32.2 million to the debt, $8.8 million to the equity component, $4.3 million to the warrants, and $1.7 million to the embedded derivatives.  Each reporting period, the Company was required to accrete the carrying value of the liability portion of the convertible notes such that at maturity the carrying value of the notes was their face value.

We have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credits.  In view of the recent net losses and expected future losses, we are of the opinion that it is unlikely that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income tax assets or liabilities are recorded on the balance sheets.

Accounting Policy Changes

Effective December 1, 2006, we adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income ("Section 1530"); Section 3855, “Financial Instruments - Recognition and Measurement” ("Section 3855”); Section 3861,” Financial Instruments - Disclosure and Presentation”; and Section 3251, “Equity”.  These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives.  Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP. As a result of adopting Section 3855, retrospectively without restatement, the Company recorded an increase of $1.6 million to opening deficit, a decrease in the carrying amount of senior convertible notes payable of $0.1 million, the initial recognition of embedded derivatives liability of $0.8 million, and an increase in share capital of $0.9 million at December 1, 2006.

Effective December 1, 2006, we adopted the replacement of Handbook Section 1506, “Accounting Changes”.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retroactively unless doing so is impracticable, requires prior period errors to be corrected retroactively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.  The adoption of Section 1506 effective December 1, 2006 has had no impact on our consolidated financial statements.

Recent Accounting Pronouncements Issued But Not Yet Adopted

Capital Disclosures

In October 2006, the AcSB approved disclosure and presentation requirements for financial instruments that revise and enhance the disclosure requirements of Section 3861.  These requirements included Sections 3862 - Financial Instruments - Disclosure, which replaces Section 3861 and Section 1535, Capital Disclosures ("Section 1535"), which establishes standards for disclosing information about an entity's capital and how it is managed.  Section 1535 requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  This standard is effective for us for interim and annual financial statements relating to fiscal years beginning on December 1, 2007.  We are currently assessing the impact that Section 1535 will have on our consolidated financial statements.

Financial Instruments - Disclosures

Section 3862 requires disclosures, by class of financial instrument that enables users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.

This standard is effective for us for interim and annual financial statements relating to fiscal years beginning on December 1, 2007.  We are currently assessing the impact that Section 3862 will have on our consolidated financial statements.

Financial Instruments - Presentation

In October 2006, the AcSB approved Section 3863 “Financial Instruments - Presentation”, which replaces Section 3861, “Financial Instruments - Disclosure and Presentation”.  The existing requirements on presentation of financial instruments have been carried forward unchanged to Section 3863, “Financial Instruments - Presentation”.

This standard is effective for us for interim and annual financial statements relating to fiscal years beginning on December 1, 2007.  We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

Inventories

In May 2007, the AcSB issued Section 3031, which supersedes existing guidance on inventories in Section 3030, Inventories. This standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include; the elimination of LIFO, the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.

This standard is effective for interim and annual periods beginning on December 1, 2008.  We are currently assessing the impact that this Section will have on our consolidated financial statements.

General Standards of Financial Statement Presentation

In May 2007, the AcSB amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern.  Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates.  Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern.

These amendments are effective for the Company for interim and annual periods beginning on December 1, 2008. We are currently assessing the impact that this Section will have on our financial position and results of operations.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as required under applicable Canadian and U.S. securities regulatory requirements.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of November 30, 2007, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting during the fourth quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  During the second quarter, we implemented additional controls surrounding the US GAAP reconciliation.  Based on the results of our testing, these controls were found to be operating effectively at November 30, 2007.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events.  There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that the appropriate decisions can be made regarding public disclosure.  As at November 30, 2007, the Chief Executive Officer and the Chief Financial Officer and other members of management evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission).  This evaluation included a review of our existing disclosure policy, compliance with regard to that policy, the disclosure controls currently in place surrounding our interim and annual financial statements, MD&A, and other required documents, and discussions with management surrounding the process of communicating material information to management and in turn the Chief Executive Officer and the Chief Financial Officer, and all procedures, taking into consideration the size of the Company and the number of employees.  Based on the evaluation described above, the Chief Executive Officer and the Chief Financial Officer have concluded that, as at November 30, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose on a continuous basis in annual and interim filings and other reports is recorded, processed, summarized, and reported or disclosed on a timely basis as required.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We have no debt, guarantees, off-balance sheet arrangements, or capital lease obligations. Other long-term obligations are discussed below.

Contractual Obligations

Our contractual obligations as of November 30, 2007 are as follows:

Contractual Obligations (in millions of dollars)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years

Operating lease obligations	$1.0	$0.6	$0.4	nil	nil

We have granted royalties to arm’s-length third parties based on gross amounts receivable by us from future commercial sales of our Celacade technology, aggregating 1.5% on all sales, to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of this technology, to a maximum royalty of $5.0 million per annum.  To date, no royalties are due and/or payable.

In October 2005, we issued the convertible notes described above under “Liquidity and Capital Resources.”    As of April 1, 2007, the principal amount under the notes has been fully repaid.

As discussed in the “Liquidity and Capital Resources” section above, in November 2007, we purchased Canadian dollars totaling $12.5 million for US$12.9 million, and concurrently entered into a forward contract to purchase the U.S. dollars back in December 2007.

RELATED PARTY TRANSACTIONS AND INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

There are no related party transactions or interests of management in material transactions.

RISKS AND UNCERTAINTIES

Our products are in development, have not yet been approved by regulatory authorities in all relevant jurisdictions, and do not have a commercial market history. Our business entails significant risks, including the market uptake and commercial viability of our products, adequacy, timing, and results of our clinical trials, requirements for additional trials, as well as the size and design of such trials, our collaboration with Ferrer in Europe, the costs and time involved in obtaining the required regulatory approvals or setbacks in the regulatory approval process, our current reliance on primarily one product, the adequacy of our patent protection, the uncertainties involved in preclinical and clinical testing, the availability of capital to continue development and commercialization of our products, and competition from pharmaceutical, biotechnology, and medical device companies.  There can be no assurance that our ongoing preclinical or clinical research activities will provide positive outcomes or that the results of clinical trials that we may conduct in the future will meet the desired clinical endpoints established in the clinical study protocols. For example, the ACCLAIM trial results announced on June 26, 2006, showed that Celacade did not meet the primary endpoint of the study.    There can be no assurance that we will be successful in obtaining necessary regulatory approvals for our products, including for Celacade on the basis of the ACCLAIM or ACCLAIM-II data, or, once having obtained approvals, in maintaining them.  There can also be no assurance that we will be successful in marketing and distributing our products, or achieving appropriate reimbursement from government or private health authorities.  We have also not yet demonstrated the ability to manufacture a product commercially in large volumes.

We set goals for and make public statements regarding timing for the completion of objectives material to our success, such as the commencement and completion of clinical trials and anticipated regulatory submission or approval dates, plans for continued development, plans for forming strategic alliances, and plans for commercialization.  The actual timing and outcome of these events can vary dramatically as a result of factors such as delays or failures in our clinical trials, requirements for additional trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing, partnering or marketing milestones necessary to commercialize our products. There can be no assurance that clinical trials that we may conduct in the future will be completed as planned, that results from clinical trials will be sufficiently robust to warrant submissions for regulatory approval, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our schedule for the scale-up of manufacturing and launch of any of our products.  If we fail to achieve one or more of these planned milestones, the price of our common shares could decline.

Based on our current plans we will need to raise additional funds for ongoing operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market, particularly, for ACCLAIM-II, or to potentially establish marketing, sales and distribution capabilities.  We may endeavor to secure additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, the issuance of new share capital, and our European commercialization activities, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms.  The availability of financing will be affected by the results of our preclinical and clinical research, including the ACCLAIM trial which failed to reach its primary endpoint, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology companies), the status of our listing on the NASDAQ market, strategic alliance agreements, and other relevant commercial considerations.

A detailed list of the risks and uncertainties affecting us can be found in our Annual Information Form and subsequent public documents filed on SEDAR and EDGAR.

OUTLOOK

Our future operations are highly dependent upon our ability to raise additional financing to support advancing our lead product, Celacade, and the continued development of our product candidate, VP025.    This includes conducting a confirmatory clinical trial of Celacade to support submissions for regulatory approval and the adoption of Celacade for the treatment of certain heart failure patients.  Our research and development efforts are dependent upon our ability to raise additional financing through a combination of equity or debt financing, or payments from strategic partners, our European commercialization activities or upon strategic partners funding directly some or all of the costs of development or commercialization.  Our cash outflows are expected to consist primarily of payroll and facilities costs, insurance, external expenses related to clinical trials for Celacade that we conduct in the future and/or Celacade commercialization and research and development programs.  Should our ability to raise additional financing and/or secure financial support from partners be delayed, management believes that our current level of cash and cash equivalents and marketable securities is sufficient to fund planned expenditures for at least the next twelve months.  However, our forecast of the period of time for which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially.

We have CE Mark regulatory approval for our Celacade medical device technology in Europe.  This regulatory approval enables us to place this technology on the market in the 27 member countries of the European Union.  During the second quarter we announced a collaboration with Ferrer, to commercialize our Celacade System for the treatment of chronic heart failure in certain countries of the European Union and Latin America.  In December 2007, Ferrer had received initial orders for Celacade in Germany.  Based on the ACCLAIM results and the outcome of our discussions with the FDA regarding the next steps in the development of our Celacade System, we intend to pursue further strategic alliances with healthcare companies in other jurisdictions.  However, there can be no assurance that our partnering efforts will be successful or, that a commercial launch of our Celacade System will occur or be successful.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

Additional information relating to us, including our Annual Information Form, is accessible on our website, www.vasogen.com, and on SEDAR and EDGAR.